GBC REFINANCES SENIOR FACILITY WITH

LOWER RATES, EXTENDED MATURITY

Northbrook, IL, June 30, 2003 -- General Binding Corporation (Nasdaq: GBND) announced the refinancing of its primary credit facility, extending the maturity to January 15, 2008, and providing for significantly lower rates compared to its previous facility. The new $197.5 million facility, led by Harris Bank, LaSalle Bank and General Electric Capital Corporation, provides the financial flexibility and liquidity to support all currently anticipated operating and capital requirements.

GBC was successful in reducing the size of the new facility by more than $90 million from the previous facility primarily as a result of debt reduction achieved through the successful execution of its Operational Excellence Program and approximately $30 million of aggregate proceeds from two other recent financings.

"This is an important financial milestone for GBC," said Dennis Martin, Chairman of the Board, President and CEO. "First, these transactions should reduce our interest payments by more than $4 million on an annualized basis. And second, they reflect our financial partners' confidence in our operating and financial outlook."

GBC is a world leader in products that bind, laminate, and display information enabling people to accomplish more at work, school and home. GBC's products are marketed in over 100 countries under the GBC, Quartet, and Ibico brands, and they help people enhance printed materials and organize and communicate ideas.

This press release includes forward-looking statements involving uncertainties and risks, and there can be no assurance that actual results will not differ from the Company's expectations. The words "should," "believe," "anticipates," "plans," "may," "expects" and other expressions that indicate future events and trends identify forward-looking statements. Factors that could cause materially-different results include, among other things, competition within the office products and lamination film products markets, effects of general economic conditions, the restructuring activities associated with the integration and go-to-market strategies of the Company's business units, the ability of the Company's distributors to successfully market the Company's products and other risks described in the Company's filings with the S.E.C. The Company assumes no obligation to update its forward-looking statements.

Contact: Paul J. Bors, Corporate Treasurer

(847) 291-6187

inv-rel@gbc.com (E-mail)

www.gbc.com (GBC's web site)